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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

     Duke Capital Partners, LLC
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

     128 S. Tryon St., Suite 1100
    ----------------------------------------------------------------------------
                                   (Street)

       Charlotte                      NC                              28202
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)             9/7/01
                                                                  --------------

3.  I.R.S. Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Electric City Corp. (ELC)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer               X 10% Owner    ___ Other
                        (give title below)   ---                 (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form Filed by One Reporting Person
      X  Form filed by More than one Reporting Person
    ----

             Table I--Non-Derivative Securities Beneficially Owned

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock          5,830,217             D
--------------------------------------------------------------------------------
Series A
Convertible
Preferred Stock         400,000**           D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reported person, see Instruction
   5(b)(v).
** Included in 5,830,217 figure listed above.

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security       Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Warrant to Purchase Common
Stock                          11/06/01  11/06/08        Common Stock    750,000*        $ 1.00            D
------------------------------------------------------------------------------------------------------------------------------------
                                                         Series A
Warrant to Purchase Series A                             Convertible
Convertible Preferred Stock     9/07/01   9/07/02        Preferred Stock 100,000*        $10.00            D
------------------------------------------------------------------------------------------------------------------------------------

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

* Included in 5,830,217 figure listed above.

Explanation of Responses:

This form is filed by Duke Capital Partners, LLC ("DCP"), for and on behalf of itself, Duke Energy Corporation ("Duke Energy") and Duke Capital Corporation ("DCC")(DCP, Duke Energy and DCC shall be collectively referred to as the "Reporting Persons"). The business address of each of the Reporting Persons is attached hereto as Attachment 1. DCP is a party to a Purchase Agreement that gives it a right subject to the satisfaction of certain conditions, to acquire the securities reported herein. DCP is a wholly-owned subsidiary of DCC. DCC is a wholly-owned subsidiary of Duke Energy.

                              _______________________________  _________________
                              **Signature of Reporting Person        Date


    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SIGNATURE PAGE TO FORM 3

DUKE CAPITAL PARTNERS, LLC

By:
-------------------------------------
Name: Robert T. Ladd,
Manager, President and Chief Executive Officer

DUKE CAPITAL CORPORATION

By:
-------------------------------------
Name: Richard J. Osborne
Vice President and Chief Risk Officer

DUKE ENERGY CORPORATION

By:
-------------------------------------
Name: Richard J. Osborne
Executive Vice President and Chief Risk Officer


Attachment 1

List of Reporting Persons

Duke Energy Corporation
526 South Church Street
Charlotte, North Carolina 28201-1006

Duke Capital Corporation
422 South Church Street
Charlotte, NC 28202-1904

Duke Capital Partners, LLC
128 S. Tryon St., Suite 1100
Charlotte, NC 28202

The following information pertains to each of the foregoing Reporting Persons:

Designated Filer: Duke Capital Partners, LLC
Issuer and Ticker Symbol: Electric City Corp. ("ELC")
Date of Event Requiring Statement: September 7, 2001